Exhibit 11

Earnings Per Share Calculations
(in thousands, except per share amounts)

	Fiscal Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Basic:

Net Income	$100,785	$91,534	$81,730

Weighted average shares outstanding	14,302	14,107	14,428

Basic earnings per common share	$ 7.05	$ 6.49	$ 5.66

Diluted:

Net income	$100,785	$91,534	$81,730

Weighted average shares outstanding	14,302	14,107	14,428

Dilutive effect of stock options	119	141	167

Dilutive effect of deferred stock	118	159	230

Diluted weighted average shares outstanding	14,539	14,407	14,825

Diluted earnings per Common Share	$ 6.93	$ 6.35	$ 5.51